TO THE SHAREHOLDERS OF CLAIRE TECHNOLOGIES, INC.:


         As of the date of this letter, I have tendered my resignation as President and a director of Claire Technologies, Inc. to the Board of Directors of the Company. My resignation as President, as required by Article IV, Section 5 of the bylaws of the Company, is effective as of the date of this letter. Pursuant to Article III, Section 9 of the bylaws, my resignation as a director will become effective upon its acceptance by the board of directors.

         My successor as President shall be appointed by the board of directors upon their acceptance of my resignation. If no board members are currently serving, the shareholders will be required to call a special meeting of shareholders as provided in Article II, Section 2 of the bylaws to elect directors. If no special meeting is held, a replacement director will be elected at the Company's next annual meeting.

     It is my understanding that the new President of the Company will be William H. Means, Jr. and the new Secretary/Treasurer will be Dr. George A.
Roundtree. Mr. Means and Mr. Roundtree will also comprise the board of directors. Any questions regarding the Company may be directed to Mr. Means at 427 Highland, Bossier City, Louisiana, 71111, telephone 318-752-1208 or to Mr. Roundtree at 23362 Joe May Road, Denham Springs, Louisiana 70726, telephone 225-665-3230.

         As of the close of the 3rd quarter 1998 (September 30, 1998), all filings have not been made with the Securities Exchange Commission. In particular, Forms 10Q for the periods ending March 31, 1998 and June 30, 1998 have not been filed. All books and records have been properly kept and the financial statements are true and accurate as of the time of my resignation. The quarterly report will be due by November 15, 1998 and must be filed with the SEC.

Dated: September 30, 1998


                                                              /s Jan Wallace
                                                              --------------
                                                              Jan Wallace


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